UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86090 / June 11, 2019

Admin. Proc. File No. 3-17029

In the Matter of

CHANGDA INTERNATIONAL HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Changda International Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Changda International Holdings, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Changda International Holdings, Inc., is revoked. The revocation is effective as of June 12, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Changda Int'l Holdings, Inc.,* Initial Decision Release No. 1366 (Mar. 12, 2019), 2019 WL 1167730. The Central Index Key number for Changda International Holdings, Inc., is: 1417624.

Initial Decision Release No. 1366
Administrative Proceeding
File No. 3-17029

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **Changda International Holdings, Inc.**	**Initial Decision of Default** March 12, 2019

Appearances: James Carlson and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Changda International Holdings, Inc., due to its failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On December 29, 2015, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondent has securities registered with the Commission under Section 12(g) of the Exchange Act and is delinquent in its periodic filings.

A different administrative law judge was originally assigned to this proceeding but little activity took place as the Division of Enforcement attempted to serve Respondent, which is headquartered in China, through the process established by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, *done* Nov. 15, 1965, 20 U.S.T. 361, 658 U.N.T.S. 163. But after two years, the Chinese authorities returned a certificate of service stating that the service documents could not be delivered. Following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the matter was reassigned to me. *See Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018).

The Division then pursued service on the Nevada Secretary of State as an "agent authorized by appointment or law" pursuant to Nevada Revised Statutes section 14.030 and Commission Rule of Practice 141(a)(2)(ii). Respondent was successfully served with the OIP by this method on November 21, 2018. *Changda Int'l Holdings, Inc.*, Admin. Proc. Rulings Release No. 6404, 2018 SEC LEXIS 3522, at *1 (ALJ Dec. 13, 2018).

I directed Respondent to answer and to submit a proposal for the conduct of further proceedings by January 7, 2019. *Id.* at *2. By order of the Commission, this deadline was extended to February 13, 2019. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10603, 2019 SEC LEXIS 37, at *1 (Jan. 30, 2019). Respondent did not submit its answer or proposal. I therefore ordered it to show cause why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding. *Changda Int'l Holdings, Inc.*, Admin. Proc. Rulings Release No. 6457, 2019 SEC LEXIS 177, at *1 (ALJ Feb. 14, 2019). To date, Respondent has failed to answer, submit a proposal for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

Respondent is in default for failing to file an answer, file a proposal for the conduct of further proceedings, or otherwise defend the proceeding. *See* OIP at 2; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Changda International Holdings, Inc., Central Index Key No. 1417624 and ticker symbol CIHD, is a revoked Nevada corporation located in Weifang, Shandong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012. As of December 15, 2015, the company's common stock was quoted on OTC Link operated by OTC Markets Group, Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed the delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that

Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Respondent failed to file any periodic reports since 2012. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. It further failed to heed the delinquency letter sent to it by the Division of Corporation Finance. Even if Respondent did not receive such a letter due to its failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that its violations were inadvertent or accidental. *Id.* Finally, Respondent has not answered the OIP, submitted a proposal for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations.

It is therefore necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Changda International Holdings, Inc., is REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct

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[1] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

Cameron Elliot
Administrative Law Judge